Exhibit to Accompany
Item 77J (b)
Form N-SAR
Ariel Growth Fund
(the Funds)


According to the provisions of Statement of Position
93 - 2 (SOP 93 - 2) Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies, the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to in the Ariel Growth Fund and the Ariel Appreciation Fund were recorded to undistributed net investment income to reduce accumulated net realized gain on investment transactions by $2,164 and $7, 590, respectively.


These reclassifications have no impact on the net asset of the Funds and its designed to present the Funds accumulated net realized income and gain accounts on a tax basis.